Exhibit 12

VERSO PAPER HOLDINGS LLC
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
	Three Months Ended
	March 31,
(Dollars in thousands)	2012	2011
Earnings (Loss):
Net loss	$(72,367)	$(42,974)
Amortization of capitalized interest	90	50
Capitalized interest	(678)	(727)
Fixed charges (below)	32,225	32,712
Net loss adjusted for fixed charges	$(40,730)	$(10,939)

Fixed charges:
Interest expense	$30,917	$31,344
Capitalized interest	678	727
Portion of rent expense representative of interest	630	641
Total fixed charges	$32,225	$32,712
Ratio of earnings to fixed charges	-	-
Coverage deficiency	$72,955	$43,651